Western Copper Corporation
1111 West Georgia Street, Suite 2050
Vancouver, B.C. V6E 4M3

Via EDGAR and U.S. Mail

December 14, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4628 U.S.A.

Attention: Roger Schwall, Assistant Director

Dear Mr. Schwall:

RE:	Western Copper Corporation
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 30, 2009
File No. 000-52231

This letter is submitted on behalf of Western Copper Corporation (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated November 30, 2009 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (the “Report”) which was filed on March 30, 2009.

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the comments. For your convenience, we have italicized each comment and have placed in boldface the heading of our response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2008

Selected Financial Data - page 4

1.	Please provide selected financial data for your five most recent financial years to comply with Item 3A of Form 20-F.

Response to Comment No. 1:

As stated in Item 4(A) of Part I of the Report, the Company began operations on May 3, 2006, as a “spin-out” from Western Silver Corporation which was acquired by Glamis Gold Ltd. As a result, selected financial data is available only for the partial year ended December 31, 2006 and the years ended December 31, 2007 and 2008. The instructions for Form 20-F (the “Instructions”) at Item 3.A.1 (i.e., the

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parenthetical) permit presentation of selected financial information “for such shorter period that the company has been in operation.” We intend to comply with Comment No. 1 by adding financial data for past years in our future annual reports on Form 20-F until the Company meets the five-year requirement of this Item for selected financial data

Deficiencies in Internal Control over Financial Reporting - page 9

2.

Tailor this risk factor and the caption to reflect your unique circumstances. Make clear that your management has concluded that your internal control over financial reporting is not effective due to the identification of a material weakness. In addition, refer readers to your management’s report on internal control over financial reporting.

Response to Comment No. 2:

We intend to comply with Comment No. 2 by including the following risk factor in our annual report on Form 20-F for the year ending December 31, 2009 (the “2009 20-F Annual Report”) based on, for purposes of this Response, the assumption that management arrives at the same conclusion as to the effectiveness of our internal control over financial reporting as at December 31, 2009 that management reached as at December 31, 2008. The following draft of this risk factor is illustrative only and shall not be deemed as a commitment or obligation that our management’s evaluation of internal controls over financial reporting as at December 31, 2009 shall be the same as at December 31, 2008 and warrant the risk factor.

“As at December 31, 2009, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009, using the criteria established by the Committee of Sponsoring Organization, or COSO, in its Internal Control-Integrated Framework. Based on the assessment, the Company’s management concluded that the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable likelihood that a material misstatement of a company’s financial annual financial statements will not be prevented or detected on a timely basis. As at December 31, 2009, a material weakness, relating to the lack of segregating of duties in the financial accounting process was identified, largely as a result of the fact that the Chief Financial Officer is responsible for preparing, authorizing and reviewing key information for financial statements, as well as preparing and reviewing the resulting financial statements. For further information, please refer to “Management’s Report on Internal Controls over Financial Reporting” contained in the Financial Statements at Item 17 of this report.”

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Directors, Senior Management and Employees - page 35

3.

Revise to provide enhanced biographical sketches for each listed individual. For example, disclose each person’s age or date of birth, the date each began to serve the company in his or her current role, and the capacities in which each currently serves other entities. Refer to Item 6.A.1, 6.A.2, and 6.A.3 of Form 20-F. We note that you provided additional detail in your amended Form 20-FR in response to prior staff comment 14 (issued October 25, 2006) and comments 5 and 6 from our letter dated January 4, 2007.

Response to Comment No. 3:

As a preliminary comment, we note that Item 6.A.3 of the 20-F Instructions requires disclosure of the age or date of birth only “if required in the home country or otherwise publicly disclosed by the [reporting] company.” Applicable Canadian securities law does not require age disclosure and the Company does otherwise make this information public. We will consider, however, inserting age information in the 2009 20-F Annual Report. With respect to the remainder of Comment No. 3, for purposes of compliance with Items 6.A.1, 6.A.2 and 6.A3 of the 20-F Instructions, we intend to insert the following biographies of our directors and senior management substantially as follows in the 2009 20-F Annual Report:

“F. Dale Corman, B.Sc., P.Eng., has served as Chief Executive Officer, President, Director, and Chairman of the Board Directors since the Company’s inception in 2006. From 1995 to 2006, he was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation. He has 30 years experience as a senior corporate officer of publicly listed companies in Canada and the United States, as well as extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. Mr. Corman received a B.S. in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972.

Paul West-Sells, Ph.D., has served as Executive Vice President of Corporate Development since December 2008 He joined the Company in 2006 as its Senior Metallurgist to provide metallurgical support to the Company’s projects and to lead the advancement of the Casino Project through pre-feasibility engineering. Dr. West-Sells has over 15 years experience in the mining industry, and was at BHP Billiton, Placer Dome Inc. and Barrick Gold Corporation in a series of increasingly senior roles in research and development and project development. He holds a Ph.D. from the University of British Columbia in metallurgical engineering.

Jonathan Clegg, P.Eng., has served Vice President, Engineering since the Company’s inception in 2006. In 2003 Mr. Clegg joined Western Silver Corporation as Vice President, Engineering, focusing mostly on the Peñasquito Project, a position he held

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until that company was acquired in 2006. He has over 30 years of experience in the design, management and construction of mining related projects, which encompassed all phases of project development from initial studies to project start-up, and has also worked on infrastructure and petrochemical projects. From 1974 to 1979, Mr. Clegg worked in South Africa on a number of projects, joining Kilborn Engineering Ltd. there in 1977. In 1979 he moved to Canada remaining with Kilborn until 2002, where he was Vice President and General Manager of Kilborn Engineering Pacific Ltd. from 1999 to 2002. Mr. Clegg holds a civil engineering degree from Cambridge University.

Claire Derome, B.Sc., M.Ed., has served Vice President, Government and Community Relations since 2008. Previously she was a Director for Yukon Government's Economic Development Department. During her 20 years career before joining the Yukon Government, Ms. Derome held senior management position in the mining and resource industry. In 1994 she founded McWatters Mining Inc. and was President, Chief Executive Officer and a director until August 2003. In 1996, Ms. Derome founded Exploration Maude Lake Inc., a junior exploration company and was President, Chief Executive Office and a director from 1996 to 1997 and chair of its Board of Directors from 1998 to 2000. From 1998 to 2001 she was a director of Alliance Forest Product Inc., a large pulp and paper company (now part of Abitibi-Bowater Inc.). From 1997 to 1999 she was appointed chair of the board of SOQUEM (Société Québécoise d'Exploration Minière, a Quebec Crown Corporation). Ms. Derome holds a B.Sc. in geology and a Master in School Administration (M.Ed.) from Université du Québec.

Julien François, CA, has served as Vice President, Finance and Chief Financial Officer since the Company’s inception in 2006. He became Controller of Western Silver Corporation in 2005 after having worked at PricewaterhouseCoopers since 2000. Mr. François's experience is concentrated in the mining and high tech sectors. He has also worked extensively on internal control design and assessment projects, both as a consultant and as an external auditor. Mr. François received his Bachelor of Commerce from the University of British Columbia in 2000 and his Chartered Accountant designation in 2004 in British Columbia. He also provides chief financial officer services on a consulting basis to Bryant Resources Inc. [CNSX:BYR].

Robert M. Byford, FCA, was appointed as a director in 2009. He is a former partner of KPMG LLP and Senior Vice President and Director of KPMG Corporate Finance Inc. He has a background in audit and tax and acquired significant experience with numerous public companies during his 39 years with KPMG and predecessor firms. In 1983 Mr. Byford became Managing Partner of the B.C. Region consulting practice and was a founding partner of the firm’s corporate finance practice. Mr. Byford has acted as lead financial adviser on a wide range of finance, divestiture and acquisition transactions in many industry sectors. He was an elected Governor of the Vancouver Stock Exchange and has been a frequent speaker on corporate governance, securities and corporate finance matters. He graduated from Simon Fraser University in 1969 and obtained his professional qualification as a Chartered Accountant in 1971. Mr. Byford is a director of Crew Gold Corporation [TSX:CRU].

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Robert Gayton, B.Comm., Ph.D., FCA, has served as a Director, and chairman of the Audit Committee since the Company’s inception in 2006. Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton is a director of several public companies: Amerigo Resources Ltd. [TSX:ARG], B2 Gold Corp. [TSX:BTO], Eastern Platinum Limited [TSX & AIM:ELR], Intrinsyc Software International Inc [TSX:ICS]. Nevsun Resources Ltd. [TSX & NYSE Amex:NSU], Palo Duro Energy Inc. [TSX-V:PDE], Quaterra Resources Inc. [TSX-V:QTA], Silvercorp Metals Inc. [TSX & NYSE:SVM], and Trans National Minerals Inc. [TSX-V:TNF.P.]. Dr. Gayton, F.C.A., holds a Bachelor of Commerce degree from the University of British Columbia, earned the chartered accountant designation while at Peat Marwick Mitchell, and holds a Ph.D. in business from the University of California.

David Williams, LL.B., MBA, has served as a Director since the Company’s inception in 2006. Mr. Williams currently manages investments for his family holding company and is involved in a number of charitable organizations. He is a director of Radiant Energy Corporation [TSV:RDT], Calvalley Petroleum Incorporated [TSX:CVI.A], Resin Systems Inc. [TSX:RS], Atlantis Systems Corp. [NEX:AIQ.H], Newport Partners Income Fund [TSX:NPF.UN], and Roador Inc. [TSX-V:RDR]. Mr. Williams holds a Master of Business Administration Degree from Queens University and a Doctor of Civil Laws Degree from Bishops University.

Klaus Zeitler, Ph.D., has served as a Director since the Company’s inception in 2006. Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 until 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996. Dr. Zeitler is President and a director of Amerigo Resources [TSX:ARG] and a director of Candente Resource Corp. [TSX:DNT] and Los Andes Copper Ltd. [TSV:LA].”

4.	In that regard, we also note the new chart which now appears on page 39. Please revise the sketches to incorporate any related information.

Response to Comment No. 4:

The Company intends to comply with your request. Please see Response to Comment No. 3.

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United States Federal Income Tax Consequences – page 47

5.	We note the “should consult” language which appears several places, including at pages 49 and 53, and we reissue comment 7 from our letter dated January 4, 2007.

Response to Comment No. 5:

We will comply with your comment in the 2009 20-F Annual Report and in subsequent annual reports filed on Form 20-F by replacing “should consult” with language substantially as follows: “We recommend shareholders …” or “We strongly recommend that shareholders …”

Controls and Procedures – page 55

6.

We note that your management has concluded that your disclosure controls and procedures and internal control over financial reporting were not effective during fiscal 2008. We further note the similar disclosure in your Forms 20-F for fiscal 2007 and 2006. Please revise to disclose when the material weakness was identified, by whom it was identified, and when the material weakness first began.

Response to Comment No. 6:

We propose to comply with this Comment No. 6 in the 2009 20-F Annual Report, substantially as follows, based on for purposes of this Response the assumption that management will arrive at the same conclusion as at December 31, 2009 that it reached as at December 31, 2008 with respect to internal control over financial reporting. The following draft of text for Item 15(b) of Part II of the 2009 20-F Annual Report is illustrative only and shall not be deemed as a commitment or obligation that our management’s evaluation of internal controls over financial reporting as at December 31, 2009 shall be the same as at December 31, 2008.

“B. Management’s annual report on internal control over financial reporting.

Please see the report entitled “Management’s Report on Internal Control over Financial Reporting” contained in the financial statements contained in Item 17 of this report. This report concludes that as at December 31, 2009, a material weakness, relating to the lack of segregating of duties in the financial accounting process was identified, largely as a result of the fact that our Chief Financial Officer is responsible for preparing, authorizing and reviewing key information for financial statements, as well as preparing and reviewing the resulting financial statements. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable likelihood that a material misstatement of a company’s annual financial statements will not be prevented or detected on a timely basis. Management identified this material weakness during its initial assessment of the design of the Company’s internal control over financial

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reporting in 2006, shortly after the Company began its operations. Management has not remediated the material weakness because management believes that the Company’s size, as an exploration stage company, does not warrant the personnel and expenditures that would be required to result in the segregation of financial reporting duties necessary or advisable to remediate this material weakness which management also believes has not resulted in a material misstatement of the Company’s annual financial statements. Management foresees the opportune time to increase the levels of segregation so as to remediate the material weakness to be when the Company begins construction or operation of a mine. We estimate the material costs to remediate this material weakness would be in the range of approximately $150,000 to $500,000 per year. This estimate comprises expenditures to compensate financial management personnel and to purchase of related support systems. We cannot predict with certainty when or if the Company will develop to that stage.”

7.

With respect to management’s conclusion that the company’s size and scale do not warrant the hiring of additional staff at this time to remediate the material weakness, disclose when management plans to remediate the material weakness and all foreseeable related material costs.

Response to Comment No. 7:

We will comply with this Comment. Please see our Response to Comment No. 6 which discloses when we intend to remediate the material risk and foreseeable material costs.

8.

Your disclosure at Item 15D should discuss any change in internal control over financial reporting, rather than internal control generally, and address those changes that occurred during the period covered by your report, rather than subsequent to your evaluation, also providing the assertion relative to changes that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Please submit the disclosures that you believe would be appropriate and necessary to comply with Item 15(d) or Form 20-F as of December 31, 2008.

Response to Comment No. 8:

We intend to comply with this Comment No. 8 in the 2009 20-F Annual Report, substantially as follows, based on. for purposes of this Response, the assumption that our management following an evaluation (as required the Rule 13a-15(d) under the Securities Exchange Act of 1934) of change, if any, in the Company’s internal control over financial reporting that occurred during the year ending December 31, 2009 is substantially the same as the evaluation with respect to the year ended December 31, 2008. The following draft of text for Item 15(d) of Part II of the 2009 20-F Annual Report is illustrative only and shall not be deemed as a commitment or obligation that our management’s evaluation of changes, if any, in internal controls over financial

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reporting for the year ending December 31, 2009 shall be the same as for the year ended December 31, 2008.

“There has been no change in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.”

Engineering Comments

Surface Rights – page 13

9.	Please disclose the following information for each of your material properties:

	•	A description of the process by which mineral rights are acquired and the basis and duration of your mineral rights, surface rights, mining claims or concessions;
•

An indication of the type of claims or concessions that you hold, such as placer or lode, exploration or exploitation, also clarifying whether these are State or Federal mining claims, patented or unpatented claims, mining leases or concessions;

•

Identifying information such as the property names, claim numbers, grant numbers, mining concession names or numbers, and dates of recording and expiration, with details sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties;

•

The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and indicating who is responsible for paying these fees.

	•	The area of your claims, either in hectares or in acres;

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements to comply with paragraph (b) (2) of Industry Guide 7.

Response to Comment No. 9:

For purposes of this Response No. 9, we have re-stated the bullets in Comment No. 9 in order to facilitate your review. We intend to comply with Comment No. 9 in the 2009 20-F Annual Report, which will contain the disclosure following the italicized items. With respect to the fourth bullet, however, we do believe that a comprehensive list of particular claims and claim numbers is the type of detail that is useful to investors or material to an investment decision, but nonetheless have disclosed the number of claims or leases and expiry dates which we believe investors may find material.

“The Company’s material properties are the Carmacks Copper Project and the Casino property, both located in the Yukon Territory, Canada, and the Hushamu property located in the province of British Columbia, Canada.

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Yukon Territory, Canada

A description of the process by which mineral rights are acquired and the basis and duration of your mineral rights, surface rights, mining claims or concessions;

Any individual who is at least 18 years of age has right to acquire a mineral claim under the law of Yukon Territory. Staking is not permitted over active mineral claims, over First Nation Land, or within National Parks boundaries.

When staking a claim, the staker should mark the boundaries of the claim on the ground by using two legal posts. A mineral claim must be rectangular in shape and cannot exceed 1,500 ft. x 1,500 ft. To record a mineral claim, the applications, fees, and other documents must be submitted to the mining recorder’s office within 30 days from the date of staking. A mineral claim remains in good standing for one (1) year after the date it is recorded.

An indication of the type of claims or concessions that you hold, such as placer or lode, exploration or exploitation, also clarifying whether these are State or Federal mining claims, patented or unpatented claims, mining leases or concessions;

The process for acquiring mineral rights in the Yukon is governed by territorial legislation under the Yukon Quartz Mining Act. A mineral claim in the Yukon gives holders the right to explore and ultimately develop the property, if appropriate licenses are obtained. Mineral leases hold the same rights and obligations as mineral claims. The Carmacks Copper Project is comprised of mineral claims as well as mineral leases. The Casino Project is comprised solely of mineral claims.

Identifying information such as the property names, claim numbers, grant numbers, mining concession names or numbers, and dates of recording and expiration, with details sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties;

The Carmacks Copper Project and the Casino Project are both in the Whitehorse district of the Yukon.

The Carmacks Copper Project is 100% owned by Carmacks Copper Ltd., a wholly owned subsidiary of Western Copper. The Carmacks Copper Project is comprised of 318 quartz mineral claims with expiry dates ranging from August 2010 to March 2016 and 20 quartz leases with expiry dates ranging from October 2019 to March 2025.

The Company obtained the Quartz Mining License (“QML”) in April 2009 from the Yukon Government. The QML allows the Company to begin construction and sets out many of the regulations it will have to follow if it begins production.

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The Casino Project is 100% owned by CRS Copper Resources Corp., an indirect wholly-owned subsidiary of Western Copper. The Casino Project consists of 536 quartz mineral claims with the expiry dates from July 2011 to March 2015. The Company has obtained the necessary permits to explore its mineral claims.

The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and indicating who is responsible for paying these fees.

To maintain the claims for a subsequent one year period, claim holders are required to conduct and file $100 worth of assessment work per claim or pay the same in lieu of work. Up to 750 adjoining claims may be grouped for the purpose of applying the assessment work. Any work in excess of what is required to advance the claims for the following year can be applied to advance the claims for subsequent years.

The Company anticipates that it will have to pay $210 in claim payments or work-in-lieu during 2010 for Carmacks Copper Project mineral claims and mineral leases. There are no renewal payments due in 2010 relating to the Casino Project.

The area of your claims, either in hectares or in acres;

The 318 mineral claims and 20 mineral leases that comprise the Carmacks Copper Project cover an area of approximately 5,500 hectares.

The 536 mineral claims that comprise the Casino Project cover an area of approximately 11,000 hectares.

British Columbia, Canada

A description of the process by which mineral rights are acquired and the basis and duration of your mineral rights, surface rights, mining claims or concessions;

Any individual who is at least 18 years of age or any corporation that holds a valid Free Miner Certificate can acquire a claim under British Columbia law. Mineral claims are acquired using an Internet-based mineral titles administration system called Mineral Titles Online (“MTO”). A mineral claim may be made up of a maximum of 25 adjoining cells. Each cell represents approximately 16-40 hectares and is determined by the MTO registry.

A claim remains in good standing for one (1) year after the date it is recorded.

An indication of the type of claims or concessions that you hold, such as placer or lode, exploration or exploitation, also clarifying whether these are State or Federal mining claims, patented or unpatented claims, mining leases or concessions;

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The process for acquiring mineral rights in British Columbia is governed by provincial legislation under the Mineral Tenure Act. A mineral claim in British Columbia gives holders the right to explore and ultimately develop the property, if appropriate licenses are obtained.

The Company has obtained the necessary permits to explore its mineral claims.

Identifying information such as the property names, claim numbers, grant numbers, mining concession names or numbers, and dates of recording and expiration, with details sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties;

Hushamu Property is 100% owned by Moraga Resources Ltd. (“Moraga”), an indirect wholly-owned subsidiary of Western Copper. It is located on the North Western side of Vancouver Island in British Columbia, Canada. The mineral claims have expiry dates ranging from August 2011 to February 2012.

The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and indicating who is responsible for paying these fees.

A claim remains in good standing for one (1) year after the date it is recorded. Claim holders must file value of work of $4.00 per hectare by each of the first, second, and third anniversary date, and $8.00 per hectare by each subsequent anniversary date. If the claim holder has not conducted any activity on the claims during the year, payment may be made in lieu or work. Any work in excess of what is required to advance the claims for the following year can be applied to advance the claims for subsequent years.

On August 25, 2008, Western Copper signed an option agreement with IMA Exploration Inc. (“IMA”) that gives IMA the option to earn a 70% interest in the Hushamu property. Pursuant to the terms of the agreement, IMA has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three IMA is required to spend an additional $13.1 million towards the completion of a pre-feasibility study on the Hushamu deposit located on the Hushamu claim block. These expenditures, a total of $15 million, and the completion of a pre-feasibility study will earn IMA a 49% interest in the project. IMA can earn an additional 16% by funding a subsequent feasibility study by the end of the fourth year and an additional 5% by completing mine permitting. The option period began on the execution date of the option agreement.

As of the date of this report, IMA had met their required minimum expenditure obligations for the first year of the option agreement, but has not yet earned an interest in the property.

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During the term of the option agreement, IMA is responsible for maintaining all claims relating to the Hushamu property. There are no payments due in 2010 relating to the Hushamu property.

The area of your claims, either in hectares or in acres;

The Hushamu property is comprise of 216 mineral claims covering an area of approximately 42,700 hectares.

Geology and Mineralization – page 15

10.	Please disclose the following information within or adjacent to your reserve tables:
•	A statement clarifying the extent to which your reserve estimates incorporate losses from mine dilution and mining recovery;
•	The economic cut-off grade used to determine your reserve estimates;
•	The metallurgical recovery factor for each of your mines;
•	All prices and currency conversion factors used to estimate your reserves; and
•	The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

Response to Comment No. 10:

We intend to comply with Comment No. 10 by annotating or adding footnotes below the reserve tables to be included in the 2009 20-F Annual Report. For convenience, we have restate the italicized bullets and placed or response immediately below.

Carmacks Copper Project

Extent to which reserve estimates incorporate losses from mine dilution:
Mine dilution has been estimated and is considered to be part of the reserve

Economic cut-off grade used to determine the reserve estimate:
The final pit design was based on a floating cone at a copper price of C$2.00 per pound and an exchange rate of C$1.00 = US$0.85

The metallurgical recovery factor:
Based on a careful review of the results of these tests the overall copper recovery has been estimated at 85% of the total copper content of the ore. For cash flow purposes, 80% recovery is assumed to occur in the year the ore is placed on the pad, a further 2.5% recovery is assumed to occur over the following two years, and the balance is realized during the heap rinsing phase.

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The SXEW process will not recover the gold or silver contained in the reserve.

All prices and currency conversion factors used to estimate your reserves:
The final pit design was based on a floating cone at a copper price of C$1.00 per pound and an exchange rate of C$1.00 = US$0.85.

The percentage ownership of each mine:
The Carmacks Copper Project is 100% owned by Carmacks Copper Ltd., a wholly-owned subsidiary of Western Copper.

The Casino Project

Extent to which reserve estimates incorporate losses from mine dilution:
No dilution has been assumed. The mining recovery is assumed to be 100%.

Economic cut-off grade used to determine the reserve estimate:
The final pit design was based on a floating cone model using a copper price of C$2.79 per pound, a molybdenum price of C$14.00 per pound, and a gold price of C$667 per ounce. The exchange rate used for the reserve estimate was C$1.00 = US$1.00

The metallurgical recovery factor:
The average mill metallurgical recovery over the life of mine is estimated to be as follows: Copper - 84%, Molybdenum - 66%, Gold – 67%. The heap metallurgical recovery is as follows: Gold - 50%, Copper - 20%.

All prices and currency conversion factors used to estimate your reserves:
The final pit design was based on a floating cone model using a copper price of C$2.79 per pound, a molybdenum price of C$14.00 per pound, and a gold price of C$667 per ounce. The exchange rate used for this estimate was C$1.00 = US$1.00.

The percentage ownership of each mine:
The Casino Project is 100% owned by CRS Copper Resources Corp., a wholly-owned indirect subsidiary of the Company.

11. We note your disclosure of a gold equivalent grade in this section. Please disclose the other associated commodities or products, the method you used to calculate this equivalent value, and the associated parameters used in the calculation. This may include your assumed metal prices and metallurgical recoveries.

Response to Comment No. 11:

After review of the Report, we find no reference to a gold equivalent grade.

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As requested in your letter, Western Copper acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the Report;
  Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect the Report; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please feel free to contact me by telephone at (604)638-2497.

Sincerely,

                   Julien François

Julien François
Chief Financial Officer
Western Copper Corporation

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